

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Richard M. Rosenblatt
Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, CA 90401

>   **Re: Demand Media, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 6, 2010**
>   **File No. 333-168612**

Dear Mr. Rosenblatt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement, filed August 6, 2010

General

1.   We have received your application dated August 17, 2010 requesting confidential treatment for certain portions of Exhibit 10.24 to your registration statement on Form S-1. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

2. We note that you have omitted certain pricing-related information as well as other information from your filing, including the number of shares to be offered by the selling shareholders. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3. You indicate that the over-allotment shares will be supplied by the company and certain unnamed selling stockholders. Please ensure that your registration statement identifies which selling stockholders are participating and disclose what amounts each such stockholder will contribute to the over-allotment. Additionally, please disclose the method that will be used to allocate the over-allotment shares between the company and the selling stockholders, and among the selling stockholders.

4. With respect to third-party statements in your prospectus, such as the data attributed to comScore, Forrester and ZenithOptimedia, please supplementally provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Risk Factors

Risks Relating to our Registrar Service Offering

5. We note several reports available online alleging that eNom has knowingly permitted illicit websites to operate in its domain space. Specifically, the complaints allege that eNom has failed to suspend the domain name registrations of thousands of online pharmacies that are said to be operating with forged pharmacy licenses. Please advise what consideration you have given to these complaints in your Risk Factors section. We note your discussion on page 26 regarding the company's obligations with respect to the content on customers' websites and that your policy is not to terminate domain names until presented with a court order or governmental injunction. Consider whether enhanced discussion of these allegations, attendant risks, your policies regarding allegations of this nature, and your obligations under such circumstances pursuant to ICANN regulations and applicable law is required or useful material information, or advise as to why you do not believe enhanced disclosure is necessary or appropriate. In your response, please also tell us whether the termination of the domain names relating to the allegedly illicit online pharmacies would materially affect the company's financial condition or future revenues.

Market, Industry and Other Data, page 47

6.   We note your statement that some of the information in the prospectus is based on information generated by third parties which you have not independently verified and that you caution investors not to give undue weight to your estimates. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Revise your registration statement accordingly.

Use of Proceeds, page 48

7.   Explain the approximate amount of the net proceeds of the offering that will be allocated among working capital, sales and marketing activities, general and administrative matters, capital expenditures and international expansion. This section does not require definitive plans, and it is acceptable to disclose preliminary plans and intended uses of the proceeds and the order of priority in which the proceeds may be used. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

Stock-based Compensation, page 64

8.   We note your disclosure that you expect to recognize approximately $5 million in additional stock-based compensation during the first year following the offering relating to 5.3 million options that will vest upon an initial public offering. Please tell us what consideration you gave to also disclosing the additional compensation expense that will be recognized relating to the 11.6 million options you granted on August 3, 2010 that will also vest subsequent to the completion of an initial public offering, as disclosed on page F-63.

Critical Accounting Policies and Estimates

Goodwill, page 68

9.   To the extent that the estimated fair value of any of your reporting units is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- the degree of uncertainty associated with the key assumptions; and

- the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination.

Stock-based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Market Value of Our Common Stock, page 72

10.   In the event that your IPO price increases significantly above your most recent valuations, you should disclose the specific reasons for the increase rather than a general description of valuation methods.   This disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Results of Operations

Nine months ended December 31, 2007 and Years ended December 31, 2008 and 2009

Content & Media Revenue from Network of Customer Websites, page 83

11.   Please tell us what consideration you gave to quantifying the amount of revenue generated from your acquisitions. Please refer to Item 303 (a)(3)(i) of Regulation S-K.

Business

Intellectual Property, page 116

12.   Please include in your discussion of issued patents the information regarding duration and effect of such patents, as required by Item 101(c)(1)(iv) of Regulation S-K.

Management

Executive Officers and Directors, page 119

13.   Please enhance your director biographies to discuss the specific and individualized experience, qualification, attributes or skills that led to the conclusion that each such individual should serve on the company's board of directors. We note that several directors are similarly recommended on the basis of their "financial literacy", "general business experience" and familiarity with technology companies, and that four of your directors have been designated pursuant to a stockholders agreement. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation

Annual Performance-Based Bonuses, page 132

14.   You indicate that the compensation committee exercised discretion in awarding performance-based bonuses to each of Messrs. Fitzgibbon, Colo and Blend. In view of the fact that the company did not achieve its 2009 Adjusted OIBDA target, please explain why the compensation committee determined it was appropriate to use its discretion to increase funding of the bonus pool and to award bonuses to the aforementioned officers above their bonus pool funding levels. We would expect such discussion to include, on an individualized basis, insight into the subjective performance metrics that were evaluated by the compensation committee and why such awards were ultimately determined to be appropriate.

Long-Term Equity Incentives, page 133

15.   In June 2009, the compensation committee granted substantial discretionary stock options to your named executive officers in order to retain and incentivize them. We note that the "purpose of these grants was to provide [the] executives with a meaningful increase in their equity ownership." On an individualized basis, please explain how the specific award amounts were determined, as well as the terms and acceleration triggers, and whether the compensation committee considered the impact of such awards on the competitiveness of each officer's overall compensation package.

Severance and Change in Control Provisions under Post-IPO Employment Agreements, page 145

16.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements you describe. See paragraphs (b)(1)(vi) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Underwriting, page 183

17.   You indicate that you and the selling stockholders have agreed to indemnity the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Pursuant to Item 508(g) of Regulation S-K, please provide an enhanced description of such indemnification provisions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Principles of Consolidation, page F-8

18.   You disclose that you are applying the equity method to account for your investment in NameJet LLC. Please explain why you do not disclose any financial information regarding this investment throughout your filing. Indicate how you accounted for the formation of this investment and identify any recording of income/(loss) from earnings of the investee.

Intangibles – Undeveloped Websites, page F- 13

19.   Explain how you assess whether undeveloped websites are impaired. Indicate whether undeveloped websites are generating any revenue. That is, explain how you evaluate whether the websites' carrying amounts are recoverable.

Intangibles Assets – Media Content, page F-13

20.   Explain why you believe that capitalizing media content as an intangible asset instead of expensing as incurred is appropriate. Cite the accounting literature that supports your accounting. In this regard, explain why articles and video can be directly linked to revenue being earned from your websites or to customers.

Revenue Recognition, page F-15

21.   We note that you recognize revenue on a gross basis and a net basis for certain arrangements. Please provide an analysis that supports your presentation for these arrangements. Your response should address the factors outlined in ASC 605-45-45.

22.   You state that for social media service arrangements containing multiple elements you allocate revenue to each element based upon the element's objective and reliable evidence of fair value. Tell us how you identify an element in these arrangements. Describe the nature of each of these elements. Describe the type of the evidence used to determine fair value and explain why you believe this evidence is sufficient to establish fair value.

Note 8. Commitments and Contingencies

Expired Domain Name Agreement, page F-32

23.   We note your disclosure that you purchased website names for the company's own use in satisfaction of your annual guarantee to provide a minimum of $1.7 million of revenues to your customer under your Amended Domain Agreement. We further note your

disclosure on page F-33 that you entered into a Domain Name Asset Purchase Agreement whereby you agreed to: 1) purchase $1.0 million of website names; 2) manage certain expired website names in exchange for a revenue share; and 3) purchase a total of $1,800 expired website names over a 30 month period. Tell us how you have accounted for the domain names acquired under these arrangements. In this regard, tell us whether these arrangements contain other elements or rights and describe the factors you considered in determining the fair value of these domain names.

Note 13. Share-based Compensation Plans and Awards, page F-41

24.   Revise to also disclose the amount of unrecognized stock-based compensation as of June 30, 2010.

LIVESTRONG.com Warrants, page F-45

25.   We note your disclosure that you entered into an Endorsement Agreement with Lance Armstrong whereby he will provide certain services and endorsement rights to the company in consideration for a warrant to purchase 1.3 million shares of the company's common stock. Please tell us under what conditions this award vests, is forfeitable and becomes exercisable. Also, please tell us how you considered these factors in determining the measurement date and compensation expense for these awards. We refer you to ASC 505-50-30-14.

Note 18. Business Combinations, page F-54

26.   Please tell us what consideration you gave to disclosing the amount of revenue and earnings of your acquired businesses since the acquisition date included in your consolidated income statement for each reporting period. We refer you to ASC 805-10-50-2h.1.

27.   We note your disclosure of supplemental information on a pro forma basis as if the 2007 and 2008 acquisitions had been consummated at April 1, 2007 and January 1, 2008. Please tell us what consideration you gave to presenting this supplemental information as if the acquisition date for your 2008 acquisitions had occurred as of April 1, 2007. We refer you to ASC 805-10-50h.3.

Note 23 – Subsequent Events, page F-63

28.   Revise to disclose the amount of unrecognized stock-based compensation expense associated with the August grant of stock options.

Recent Sale of Unregistered Securities, page II-3

29.   We note your disclosure at the bottom of page II-3 indicating that the issuances of securities described in this section were exempt from registration in reliance upon one of

the four listed exemptions. However, it is not clear from your disclosure which exemption was relied upon with respect to each transaction. Please revise your disclosure to indicate clearly which exemption was relied upon with respect to each transaction and briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Exhibits

30.   We note that you have omitted some of the exhibits. We will review those exhibits as they are submitted, but you should provide us with a reasonable amount of time for review.

31.   You indicate in the exhibit list that you plan to file by amendment the form of the indemnification agreement for the directors and executive officers rather than the individual agreements. In accordance with Instruction 2 to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

32.   You indicate that a substantial portion of your advertising revenue is generated through arrangements with two advertising network partners (Google and Yahoo!). On page 93, you note that Yahoo! accounted for 32% and 12% of your consolidated accounts receivable balance as of December 31, 2009 and June 30, 2010. Accordingly, please file your agreement with Yahoo! or advise as to why you believe such agreement is not required to be filed. If you have determined that your business is not substantially dependent upon such contract, please supplementally advise as to the basis of such conclusion. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

33.   It appears that several exhibits and schedules to the credit agreement have not been filed. In your response letter, please tell us whether these schedules set out material rights or obligations between the parties, provide your view as to whether the information in these schedules and exhibits may be material to an understanding of the agreement and the transaction, and provide your analysis concerning whether the credit agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile: (650) 463-2600
        Robert A. Koenig, Esq.
        Latham & Watkins LLP